UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
_______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under
the Securities Exchange Act of 1934

For the month of April 2014
Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300
18817 Stony Plain Road
Edmonton, Alberta
Canada T5S 0C2
(Address of principal executive offices)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report
No.	News Release

99.1	NORTH AMERICAN ENERGY PARTNERS FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

Date: April 29, 2014	By: /s/ David Blackley
Name: David Blackley
Title: Chief Financial Officer